KOTAK MAHINDRA, INC.

STATEMENT OF FINANCIAL CONDITION

YEAR ENDED MARCH 31, 2025

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SEC FILE NUMBER
8-51740

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/2024 (MM/DD/YY) AND ENDING 3/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Kotak Mahindra Inc

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

Penn 1, Pennsylvania Plaza, Suite 1720
(No. and Street)

New York (City) NY (State) 10119 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Gijo Joseph (Name) 914-349-1981 (Area Code – Telephone Number) (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KNAV CPA LLC
(Name – if individual, state last, first, and middle name)

1177 6th Avenue, 5th FL (Address) New York (City) NY (State) 10036 (Zip Code)

10/07/2008 (Date of Registration with PCAOB)(if applicable) 2983 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gijo Joseph, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Kotak Mahindra Inc, as of 3/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

DAVID BARNETT
MY COMMISSION EXPIRES
October 15, 2027
#01BA6399087
QUALIFIED IN
NEW YORK COUNTY
NOTARY PUBLIC, STATE OF NEW YORK

Signature: ____________________

Title: President & CEO

____
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

KOTAK MAHINDRA, INC.

TABLE OF CONTENTS





Report of Independent Registered Public Accounting Firm

To the Management and Board of Directors
Kotak Mahindra Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Kotak Mahindra Inc. (hereinafter referred to as "the Company") as of March 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of March 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KNAV CPA LLP

We have served as the Company's auditor since 2023.

New York, New York
April 21, 2025

KNAV CPA LLP
Certified Public Accountants
1177 6th Avenue, 5th Floor, New York, NY 10036 T 1 678 584 1200 F 1 770 676 6082 E admin@knavcpa.com

KOTAK MAHINDRA, INC.

STATEMENT OF FINANCIAL CONDITION

March 31, 2025

ASSETS

Cash and cash equivalents	$	805,996
Certificates of deposit with banks, including restricted certificate of deposit with banks of $50,000		100,000
Receivable from affiliates		312,050
Other receivables		231,482
Receivables from clearing broker, including $504,745 clearing deposit		770,831
Office equipment, net of accumulated depreciation of $58,032		99,031
Prepaid taxes		140,414
Investments in securities, at fair value		10,765,831
Deferred tax asset		310,557
Right of use asset		840,405
Prepaid expenses and other assets		165,391
TOTAL ASSETS	$	14,541,988

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Accrued expenses	$	1,067,987
Lease Liability		892,408
Due to affiliates		11,633
Total liabilities		1,972,028

Stockholders' equity

Common stock - $0.01 par value, authorized 3,000,000 2,513,422 shares issued and outstanding	25,134
Additional paid-in capital	4,734,688
Retained earnings	7,810,138
Total stockholders' equity	12,569,960

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	14,541,988

See accompanying notes to financial statements.

KOTAK MAHINDRA, INC.

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2025

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1. Organization and nature of business

Kotak Mahindra, Inc. (the "Company"), a majority-owned subsidiary of Kotak Mahindra Bank Limited (the "Parent"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's operations consist primarily of chaperoning trades for its foreign affiliates including listed equity trades executed on the Indian exchanges by its Indian affiliate, Kotak Securities Limited ("KS") and the Mauritius affiliate, Kotak Mahindra International Limited ("KMIL"), under Rule 15a-6 of the Securities Exchange Act. The Company also chaperones its affiliate, Kotak Mahindra (UK) Ltd, for trades executed in fixed income securities. The Company also distributes research reports prepared by KS under the same Rule. The Company also engages in private placements for 3(c)(7) funds in the U.S. that are available only to qualified purchasers and institutional investors. These funds are managed by its affiliates, Kotak Mahindra Asset Management (Singapore) Pte. Ltd. ("KMAMS") and KMIL. The Company also refers clients to KMAMS and KMIL for investment related services. The Company participates in private placements for both publicly traded and privately held companies pursuant to Rule 144A. Private placements and IPO's include offerings that are exempt from registration in accordance with applicable provisions of the Securities Act of 1933 Act, including (but not limited to) Section 4(2) and the rules and regulations promulgated thereunder, including (but not limited to) Regulation D. The Company has entered into an agreement with another broker (clearing broker) to execute and clear on a fully disclosed basis customer and proprietary accounts of the Company. Additionally, company acts as a mutual fund wholesaler.

2. Summary of significant accounting policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") and are stated in US Dollars.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Certificates of Deposit

Certificate of deposits ("CDs") with original maturities greater than three months are held to maturity and recorded at amortized cost basis on the statement of financial condition. The Company has certificates of deposit in the amount of $100,000 at March 31, 2025. This deposit bears an interest 4.75 % per annum. Withdrawal of these funds is subject to a penalty if taken before maturity and a deposit of $50,000 is placed as a collateral against a letter of credit - see Note 8 (Commitment and contingencies for more details).

Fixed Assets

Fixed assets are stated at cost, less accumulated depreciation. The Company provides for depreciation using the straight-line method over estimated useful lives for computers over three years and office equipment over seven years. For leasehold improvements and furniture, depreciation is provided over the lesser of the economic use of the improvement or the term of the lease.

KOTAK MAHINDRA, INC.

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2025

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2. Summary of significant accounting policies (continued)

Receivables from Clearing Broker

The Company has entered into a clearing agreement with an unaffiliated clearing broker. The receivables from clearing broker consists of cash balances and clearing deposit held at the clearing firm which are due to the Company.

Investment in Securities, at fair value

Securities owned are initially measured at cost on the date of investment purchase and subsequent changes in fair value recognized in net income and consist of proprietary investments of the Company. For further details, refer "Note 3- Fair Value Measurements".

Income Taxes

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of or all of the deferred tax assets will not be realized.

The determination of the Company's provision for income taxes require significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from taxing authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the financial statements as appropriate.

In accordance with U.S. GAAP, the Company is required to determine whether a tax position of the Company is more-likely-than-not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position.

The tax benefit to be recognized is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce stockholders' equity. The policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition which is intended to provide better financial statements comparability among different entities.

KOTAK MAHINDRA, INC.

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2025

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2. Summary of significant accounting policies (continued)

The Company files its income tax returns in the U.S. federal jurisdiction and various state and local jurisdictions. The Company is no longer subject to income tax examinations by taxing authorities for years ending before March 31, 2022. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. Management is unaware of any uncertain tax positions. The Company's management does not expect its assessment of unrecognized tax benefits will materially change over the next 12 months. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

Allowance for Credit Losses

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses ("Topic 326"). The ASU introduces a new credit loss methodology, Current Expected Credit Losses ("CECL"), which requires earlier recognition of credit losses, while also providing additional transparency about credit risk. Since its original issuance in 2016, the FASB has issued several updates to the original ASU.

The CECL methodology utilizes a lifetime expected credit loss measurement objective for the recognition of credit losses for certain financial assets at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses. The methodology replaces the multiple existing impairment methods in current U.S. GAAP, which generally requires that a loss be incurred before it is recognized.

Current Expected Credit Losses ("*CECL*") model applies to (1) accounts receivable from unaffiliated parties and other receivables from clearing broker and other financial assets measured at amortized cost, (2) fixed income securities and investments measured at fair value.

The Company assessed the impact of CECL on the above assets on its statement of financial condition and concluded that there are de minimis expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic losses.

Valuation of Investments in Securities at Fair Value - Definition and Hierarchy

In accordance with U.S. GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

The Company utilizes various methods to measure the fair value of most of its investments on a recurring basis. US GAAP establishes a hierarchy that prioritizes inputs to valuation methods. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

KOTAK MAHINDRA, INC.

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2025

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2. Summary of significant accounting policies (continued)

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.
Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
Level 3 - Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Securities listed on a national exchange are valued at the last closing bid price if owned by the Company and the last closing ask price if sold short by the Company on the day of valuation. Securities traded in the over-the- counter market and listed securities for which no sale was reported on that date are stated at the last quoted price. The resulting gains and losses are reflected in the accompanying statement of income.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions. Those estimates and assumptions include, but are not limited to, useful life of computer and equipment, realization of deferred tax assets, and fair valuation of Stock Appreciation Rights ("SAR's"). Actual results could differ from those estimates.

Employee Incentive

The Company gives cash, long term deferred cash and share based stock appreciation rights to certain employees. The SAR's granted under the Kotak Mahindra Stock Appreciation Rights Scheme 2015 and Scheme 2023 are subject to a combination of service conditions and performance conditions. The Company recognizes compensation cost for when the Company concludes that it is probable that the performance conditions will be achieved. The stock appreciation rights are initially measured in a certain number of shares of the Parent's stock and are valued at the fair value of the shares on the grant date. The bonuses are only payable to the employees in cash and their rights to the bonuses vest over a period of time. The fair value of the share appreciation rights is measured using the Black-Scholes formula on recognition. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general option holder behavior), expected dividends, and the risk-free interest rate.

KOTAK MAHINDRA, INC.

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2025

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2. Summary of significant accounting policies (continued)

The fair value of the amount payable to employees in respect of this share-based payments, is recognized as an expense with a corresponding increase in liabilities, over the period during which the employees become unconditionally entitled to payment. The liability is re-measured at each reporting date and at settlement date based on the fair value of the Share Appreciation Rights (SARs). Any changes in the liability are recognized in statement of income.

As of March 31, 2025, unvested share-based stock appreciation rights amounted to $451,891 and unvested deferred cash-based incentive amounted to $82,252.

Future payments projected with long term deferred compensation is as follows:

Year ended	Amount
March 31, 2026	$66,468
March 31, 2027	$41,961
March 31, 2028	$38,101

Right-of-Use Assets ("ROU") and Lease *Liabilities*

The Company recognizes its leases in accordance with Accounting Standards Codification Topic 842, Leases ("ASC 842"). The guidance increases transparency and comparability by requiring the recognition of ROU assets and lease liabilities on the statement of financial condition.

The Company conducts an analysis of contracts, including real estate leases and service contracts, to identify embedded leases and to determine the initial recognition of ROU and lease liabilities, which requires subjective assessment over the determination of the associated discount rates.

The Company has elected to apply the practical expedient of ASC 842-20-25-2 and will elect not to apply the recognition requirements to short-term leases. Instead, the Company will recognize the lease payments in profit or loss on a straight-line basis over the lease term. Also, the Company elected the package of practical expedients to not allocate contract consideration between lease and non-lease components.

The Company defines a short-term lease as a lease that, at the commencement date, has a lease term of 12 months or less and does not contain an option to purchase the underlying asset that the lessee is reasonably certain to exercise. The Company elected to recognize short-term lease payments as an expense on a straight-line basis over the lease term. Related variable lease payments are recognized in the period in which the obligation is incurred.

The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rate of the Company's leases are not readily determinable and accordingly, the Company uses its incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow and amount equal to lease payments under similar terms and in a similar economic environment.

KOTAK MAHINDRA, INC.

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2025

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2. **Summary of significant accounting policies (continued)**

Right-of-Use Assets ("ROU") and Lease Liabilities (continued)

The present value of the lease payments was determined using a 4% incremental borrowing rate until the end of the lease. ROU assets also exclude lease incentives.

The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

The Company reconciles the operating lease expense with the operating lease payments by presenting the amortization of the ROU asset and the change in the lease liability in a single line item within the adjustments to reconcile net income to net cash provided by operating activities in the accompanying statement of cash flows.

Recently Issued Accounting Pronouncements Adopted

The Company adopted Financial Accounting Standards Board ("FASB") ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures on January 1, 2024, which introduced new disclosure requirements pertaining to the reportable segments of an entity, such as the Company. These disclosure requirements are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Refer Note 7 for details.

Recently Issued Accounting Pronouncements Not Yet Adopted

In December 2023, the FASB issued ASU No. 2023-09, Improvements to Income Tax Disclosures (ASU 2023-09), which requires that an entity disclose specific categories in the effective tax rate reconciliation as well as provide additional information for reconciling items that meet a quantitative threshold. Further, the ASU requires certain disclosures of state versus federal income tax expense and taxes paid. This ASU is effective for fiscal years beginning after December 15, 2024. The Company does not expect the adoption of ASU 2023-09 to have a material impact on its financial statements.

3. **Fair value measurements**

The investments in securities, at fair value are based on listed market prices. If listed market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations.

FASB's ASC 820, Fair Value Measurement, requires the disclosure of the fair value of financial instruments, as defined. All of the Company's financial assets are either valued at market or estimated fair value, or because of their short-term nature, approximate fair value. The Company's financial instruments consist substantially of cash and cash equivalents and investments in securities, which are all classified as Level 1 and Level 2, within U.S. GAAP's fair value hierarchy.

KOTAK MAHINDRA, INC.

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2025

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3. Fair value measurements (continued)

The following table presents information about the Company's assets measured at fair value as of March 31, 2025:

	In Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of March 31, 2025
Assets (at fair value)				
Investments in securities:				
Common stocks	$68,274	-	-	$68,274
Fixed income securities	-	$9,436,891	-	$9,436,891
Treasury Securities	$1,260,666	-	-	$1,260,666
Total	**$1,328,940**	**$9,436,891**	**-**	**$10,765,831**

4. Balances receivable from related parties

The following table represent the receivable from each customer (related party as well as unaffiliated customer/third parties) as of March 31, 2025

Service Income	Receivable
Kotak Securities Limited	106,406
Kotak Mahindra Asset Management (Singapore) Pte. Ltd.	124,800
Kotak Mahindra (International) Ltd.	-
Kotak Mahindra (UK) Ltd.	-
Total	**$231,206**
Referral Fees	**Receivable**
Kotak Mahindra (International) Ltd.	7,814
Kotak Mahindra (UK) Ltd.	26,608
Kotak Alternate Asset Managers Limited	42,794
Unaffiliated	77,575
Total	**$154,791**

KOTAK MAHINDRA, INC.

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2025

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4. Balances receivable from related parties (continued)

Revenue from Research Distribution	Receivable
Unaffiliated	-
Advisory Income	**Receivable**
Unaffiliated	-

The receivable from affiliates for service, referral income and other receivables towards expenses as of March 31, 2024 was $353,457. Receivable for research distribution and advsiory as of March 31, 2024 was $0.

Besides above, there is a receivable of $3,628 from Kotak Mahindra Asset Management (Singapore) Pte. Ltd. towards expenses and payable to them of $2,326 towards portfolio management fees. There is a payable to Kotak Mahindra (UK) Ltd. of $9,307 towards expenses.

5. Income taxes

At March 31, 2025, the net operating loss carryforwards for state and local income tax purposes is approximately $1,400,000 which will start to expire in 2034. Considering the past profitability and future projections, management currently believes it is more likely that the Company will realize the benefits of its carryforwards, and therefore no valuation allowance has been recognized for state net operating losses. The net deferred tax assets recorded as at year end is $ 310,557. The effective tax rate differs from the statutory rate primarily due to the change in the recognition of the Company's deferred tax assets.

6. Net capital requirement

The Company is a member of FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio exceeds 10 to 1.

At March 31, 2025, the Company's net capital was $1,749,584, which was $1,499,584 in excess of its required net capital of $250,000.

7. Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including private placement of funds, chaperoning of affiliates, research distribution, execution of fixed income securities trades and acting as wholesaler. The Company has identified its CEO as the chief operating decision maker ("CODM") who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 6), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or make distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure profit and loss of the segment are the same as those described in the summary of significant accounting policies.

KOTAK MAHINDRA, INC.

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2025

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8. Commitments and contingencies

Office Space

The Company has obtained a letter of credit from a local bank, in favor of the landlord for $42,861. This letter of credit is secured against a $50,000 certificate of deposit placed with the same bank. The letter of credit is automatically extended each year unless specifically terminated by the issuer.

The table below presents certain information related to the cash flows for the Company's operating lease for the year ended March 31, 2025:

	For the year ended March 31, 2025
Amortization of right-of-use assets	$129,699
Change in operating lease liability	$(145,041)

Weighted average remaining lease term - operating lease	5.58
Weighted average discount rate – operating lease	4%

Aggregate future minimum annual rental payments for the years subsequent to March 31, 2025, are approximately as follows:

Year ending March 31:	Amount:
2026	$171,444
2027	$171,444
2028	$181,649
2029	$183,690
2030	$183,690
Total for the years thereafter	$107,153
Total aggregate future payments	$999,070
Less: imputed interest	($106,663)
Total lease liability	$892,407

KOTAK MAHINDRA, INC.

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2025

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9. Stock Appreciation Rights

Details of activity under the stock appreciating rights granted to the employees during the year is as below

Particulars	For the year ended March 31, 2025	Weighted average exercise price (per share)
Opening at the beginning of the year	61,854	$14.25
Granted during the year	40,750	0
Forfeited during the year	(52,088)	9.22
Exercised during the year	(11,672)	$12.96
Transfer in during the year	2,722	.72
Outstanding at the end of the year	**41,566**	**5.56**

The fair value of cash settled stock appreciation rights as of March 31, 2025 was estimated using the Black-Scholes option valuation model with the following assumptions:

Variables	Year Ended March 31, 2025
Risk Free Interest Rate	6.39% - 6.54%
Expected life (Years)	0.17 -3.17
Expected Volatility	21.01% - 28.34%
Expected Dividend Yield	0.09%-0.10%
Fair Value per Option	$3.40 - $25.40

10. Off-balance-sheet and concentrations of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of cash. From time to time, the Company maintains its cash and cash equivalents in a financial institution that may exceed the Federal Deposit Insurance Corporation coverage of $250,000. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash and cash equivalents.

A majority of the Company's operations are conducted through affiliated companies outside the United States. The Company's performance can be significantly influenced by economic factors and risks inherent in conducting business in foreign countries, including government regulations, currency restrictions and other factors that may significantly affect management's estimates and the Company's performance.

11. Deposit with clearing broker

The Company has clearing arrangement agreement with another broker to clear the Company's trading transactions on a fully disclosed basis. As per the agreement, the Company is required to maintain a minimum deposit of $500,000, which has been further invested in US Treasury bills.

12. Subsequent Events

The Company evaluated subsequent events through the issuance date of these financial statements, and noted no subsequent events requiring additional disclosures in or adjustments to the financial statements taken as a whole.